Exhibit 31.16

2006 EXECUTIVE OFFICER BONUS PLAN

GOALS AND OBJECTIVES FOR 2006

1) Revenue:	$1,075 - $1,115 million
2) Diluted EPS**:	$.72 - $.80

The revenue and diluted earnings per share (EPS) targets for each quarter and the full year are broken down as follows:

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full Year 2006
Revenue	$240M - $250M	$255 - $265M	$280 - $290M	$300 - $310M	$1,075M - $1,115M
EPS	$.13 - $.15	$.15 - $.17	$20 - $.22	$.24 - $.26	$.72 - $.80

REQUIREMENTS

•	An eligible employee may receive a bonus payment five times a year up to the following maximum amounts:

1st Quarter 2006 (up to 20% of target annual bonus)

2nd Quarter 2006 (up to 20% of target annual bonus)

3rd Quarter 2006 (up to 20% of target annual bonus)

4th Quarter 2006 (up to 20% of target annual bonus)

Full Year 2006 (up to 20% of target annual bonus)

•	An employee target bonus amount is based upon a percentage of his or her base salary earned during the specific annual bonus period. If you do not know what your target bonus percentage is, please contact Human Resources.

Bonus Allocation

•	2006 Employee Bonuses are based upon the achievement of quarterly and full year revenue and EPS targets. For each of the five bonus periods up to 20% of an eligible employee’s target bonus can be earned. Each fiscal quarter and the full fiscal year 2006 has a two-tier revenue and EPS target. The lower tier revenue and EPS targets shall be referred to as tier 1 targets. For example, in Q1, these targets are $240M in revenue and $.13/per share EPS. The upper tier revenue and EPS targets shall be referred to as tier two targets. For example, in Q1 the tier two targets are $250M in revenue and $.15/share EPS. In order for an eligible employee to receive any quarterly or full year bonus payment under this bonus plan, Powerwave must achieve both the tier one revenue and the tier one EPS targets for the quarter or full year, as applicable. If Powerwave fulfills the tier one revenue and tier one EPS targets for the quarter or full year as applicable, then an eligible employee will receive a bonus equal to one half of 20% of his or her annual target bonus (i.e.…10%). If Powerwave fulfills the tier two revenue and tier two EPS targets for the quarter or full year as applicable, an eligible employee will receive a bonus equal to 20% of his or her annual target bonus.

•	Any earned bonus will be paid within the three weeks following the public announcement of Powerwave’s results for each quarter of fiscal 2006 or the full year as applicable.

•	The individuals covered by this plan are the following executives of Powerwave Technologies, Inc. which presently include Bruce C. Edwards, Executive Chairman, Ronald Buschur, President and Chief Executive Officer, Kevin T. Michaels, Chief Financial Officer and Secretary, Robert Legendre, Senior Vice President, Global Operations and Gregory Gaines, Vice President, Sales and Marketing. Any person who becomes an executive officer of Powerwave during 2006 shall also be eligible to participate in this plan if specified in his or her offer letter.

•	In order to be eligible to receive an employee bonus, you must be a current employee of Powerwave or a covered subsidiary at the time any bonus is paid. In addition, you must have been an employee for a minimum of 45 days prior to the end of any bonus period to be eligible for a bonus distribution based upon your target bonus percentage applied to your actual base salary earned during the period. Also, you must not be participating in any other Powerwave bonus or retention plan.

•	The Board of Directors of Powerwave reserves the right to modify or terminate this Bonus Plan, including modifying the goals and objectives in case of significant changes to Powerwave, such as acquisitions or divestitures, and increasing or decreasing the amounts payable based upon actual performance.

**Note: The term earnings per share as used in this document is determined without taking into account one-time charges, such as restructuring charges, and acquisition- related amortization expenses, all at the sole discretion of the Board of Directors and refers to diluted earnings per share.